SearchMedia Holdings Limited

Floor 13, Central Modern Building

468 Xinhui Road

Shanghai, China 200060

March 13, 2012

VIA EDGAR

Larry Spirgel

Assistant Director

United States Securities and

Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	SearchMedia Holdings Limited

Form 20-F for the fiscal year ended December 31, 2010

Filed June 30, 2011

Response dated January 26, 2012

File No. 333-158336

Dear Mr. Spirgel:

We hereby respond to the Staff’s comment letter, dated February 22, 2012, regarding the Company’s Form 20-F for the year ended December 31, 2010 (the “20-F”).

For the Staff’s convenience, we have recited the Staff’s comments in boldface type and provided the response to each comment immediately thereafter.

Form 20-F for the fiscal year ended December 31, 2010

Risk Factors, page 6

Risk Related to Our Business and Operations, page 6

Failures to obtain site owners’ consents or objections from site owners to the…, page 11

1.

Please revise this risk factor to discuss in greater detail the magnitude of the current risk related to the challenge in assuring site managers have obtained prior consent from site owners committees or site owners. Further, cite the PRC laws and regulations you reference and explain the material issues affecting your business

Larry Spirgel

Assistant Director

March 13, 2012

with same. We note that you “urge” site managers to obtain proper approvals. Please discuss what percentage of your sites has a display agreement in place with site managers and what percentage of sites has received proper consent. Additionally, disclose whether any site owners have objected due to lack of consent terminating an agreement or resulting in the loss of a site. Lastly, discuss whether you are currently in the process of resolving any issues involving proper consent.

In response to the comment, in future filings we will revise this risk factor substantially as follows.

Article 7 of the Interpretation of the Supreme People’s Court on Several Issues Concerning the Specific Application of Law in the Trial of Disputes over Partitioned Ownership of Building Areas” provides: “Any commercial use of public areas or facilities of residential properties shall belong to the scope of other material matters stipulated in Article 76 -1-7 of Property Law.” Article 76-1-7 of Property Law provides: “other material matters concerning owners’ co-ownership and co-management rights shall be conducted only with the prior consent of owners whose proprietary property area is over 50% of whole property area of the residential quarter and percentage is over 50%.” In accordance with these requirements, we take all reasonable efforts to execute display agreements with site owners or owner committees before installing our media products. However, when we cannot locate all site owners or an owner committee has not been established, we execute display agreements with site managers. We have obtained proper consents from site owners or owner committees for approximately 83% of our operations in terms of cost of sales and site manager consents for the remaining approximately 17% of our operations. Furthermore, in the past three years, we have not had an agreement terminated or lost a site due to an objection for lack of consent, nor have we received any written objection from or been sued by any site owner or owner committee due to lack of consent.

2.	In a supplemental response, please provide us with an analysis as to the business arrangement and interests between all the parties to any given building mentioned in this risk factor, aligned and conflicted interests and the business purposes behind the model, as opposed to making such arrangements with owners directly. We note your discussion on page 28.

In response to the comment, we respectfully advise the Staff that the different parties mentioned in the discussion each reflect the proper party from whom we should seek to obtain consent before installing our media products. However, in some cases, as noted in our response to comment #1, if we cannot obtain the site owner’s consent, we will obtain the site manager’s consent.

Unauthorized use of our intellectual property by third parties, and the expenses…, page 13

3.

Please revise your disclosure under this risk factor heading to discuss in greater detail the landscape of intellectual property protection in China. For example disclose that historically, the legal system and courts of the PRC have not protected

Larry Spirgel

Assistant Director

March 13, 2012

intellectual property rights to the same extent as the legal system and courts of the United States. Companies operating in the PRC continue to face an increased risk of intellectual property infringement. Furthermore, you should disclose that the validity, application, enforceability and scope of protection of intellectual property rights for many internet-related activities, such as internet commercial methods patents, are uncertain and still evolving in China and abroad, which may make it more difficult for you to protect your intellectual property, and could have a material adverse effect on your business, financial condition and results of operations.

In response to the comment, in future filings, we will revise this risk factor substantially as follows.

We regard our trademarks, trade secrets and other intellectual property as critical to our success. Unauthorized use of the intellectual property used in our business may adversely affect our business and reputation. We have historically relied on a combination of trademark law, trade secret protection and restrictions on disclosure to protect our intellectual property rights. We have entered into confidentiality agreements with all our employees. We cannot assure you that these confidentiality agreements will not be breached, or that we will have adequate remedies for any breach.

We are still in the process of registering in China the “SearchMedia” trademark and logo used in our business. We cannot assure you that our trademark application will ultimately proceed to registration or will result in registration with a scope adequate for our business. Some of our pending applications or registration may be successfully challenged or invalidated by others. If our trademark application is not successful, we may have to use different marks for affected services or technologies, or enter into arrangements with any third parties who may have prior registrations, applications or rights, which might not be available on commercially reasonable terms, if at all.

The validity, enforceability, and scope of protection available under intellectual property laws with respect to trademark and trade secrets in China are uncertain and still evolving. Implementation and enforcement of PRC intellectual property-related laws have historically been deficient and ineffective. Accordingly, protection of intellectual property rights in China may not be as effective as in the United States or other western countries. One example of a protective measure regarding intellectual property, pre-litigation injunction relief, is still evolving in China and this protective measure needs more detailed guidance on implementation. Furthermore, policing unauthorized use of proprietary technology is difficult and expensive, and we may need to resort to litigation to enforce or defend our intellectual property or to determine the enforceability, scope and validity of our proprietary rights or those of others. Any such litigation or an adverse determination in any such litigation, could result in significant costs to the Company and a diversion of resources and management attention.

Larry Spirgel

Assistant Director

March 13, 2012

We rely on computer software and hardware systems in managing our operations…, page 13

4.	In future filings, please address in greater detail the risks associated with your computer hardware and software system including whether there has been any material occurrence and what consideration you have given to the need to discuss a specific incident or incidents, any known and potential costs or other consequences, and impact on MD&A. Refer to CF Disclosure Guidance: Topic No. 2, Cybersecurity dated October 13, 2011 for further guidance.

In response to the comment, in future filings we will revise this risk factor substantially as follows.

We rely on the proper operation and maintenance of our computer system. Any malfunction, capacity constraint or operation interruption for any extended period may have an adverse impact on our business.

The satisfactory performance, stability, and security of our computer system and our network infrastructure are critical to our reputation and our ability to attract and retain advertisers. Our information system provides a database of information regarding advertising records and various other facets of the business to assist management and to help ensure effective communication among various departments and offices of our company. Accordingly, any failure to maintain the satisfactory performance, stability, security and availability of our computer system may cause significant harm to our reputation and to our advertisers’ interest in advertising their products. Any server interruptions, break-downs or system failures, including failures which may be attributable to events within or outside our control, could reduce the attractiveness and availability of our product offerings. Our computer systems are also susceptible to damage from computer viruses, fires, floods, earthquakes, power losses, telecommunication failures, computer hacking, and similar events. We do not maintain insurance policies covering losses relating to our network systems or other assets. As a result, any capacity constraints or operation interruptions for any extended period may have a materially adverse impact on our revenues and results of operations.

Risks Relating to Doing business in the People’s Republic of China, page 14

If the PRC government determines that the contractual arrangements that establish…, page 14

5.	Please revise this risk factor to disclose the following:

•

Discuss in greater detail the transactions between Jingli Shanghai Advertising Co., Ltd. and Ad-Icon Advertising (Shanghai) Co., Ltd. Specifically, you state that in 2010 Ad-Icon Shanghai acquired “some” of Jingli Shanghai’s subsidiaries.

Larry Spirgel

Assistant Director

March 13, 2012

Be specific as to the nature of your “acquisition,” stating equity ownership or contractual arrangement without equity ownership where appropriate.

Please revise to state the specific and full names of these entities and describe their current status within your corporate structure. Revise your Organizational Structure chart on page 36 accordingly.

In response to the comment, we will, where appropriate, replace the word “acquisition” with the phrase “transfer of equity interests,” or a similar phrase, which better describes the nature of the transactions disclosed in this risk factor. Also, in future filings, to the extent the risk factor remains applicable, we will revise the risk factor substantially as follows in the discussions below and revise the organizational structure chart as it appears in Annex A to this letter.

In 2010, as part of our steps to exert direct equity ownership over our acquired businesses, our contractually controlled VIE, Jingli Shanghai, transferred 100% of the equity interests in Shanghai Botang Advertising Co., Ltd., Shanghai Haiya Advertising Co., Ltd., Beijing Wanshuizhiyuan Advertising Co., Ltd., Wuxi Ruizhong Advertising Co., Ltd., and Shenyang Jingli Advertising Co., Ltd. to our indirect wholly-owned subsidiary Ad-Icon Shanghai.

•

Revise to discuss the current status and history of Shanghai Sige Advertising and Media Co., Ltd., Shenzhen Dale Advertising Co., Ltd. and Beijing Conghui Advertising Co., Ltd. We note that these entities are not reflected on your Organizational Chart found on page 36 and with the exception of Shanghai Sige Advertising and Media Co., Ltd. are not discussed elsewhere in your Form 20-F.

Shanghai Sige Advertising and Media Co.,Ltd., Shenzhen Dale Advertising Co., Ltd., and Beijing Conghui Advertising Co., Ltd. were predecessors of Jingli Shanghai before the Company’s restructuring in 2007. In connection with this 2007 restructuring, these entities were merged into Jingli Shanghai and have been inactive since that time. This restructuring was not relevant in 2010. In future filings, we will delete the discussion of these companies in this risk factor.

•

You state in the final sentence that you have entered into agreements with Jingli Shanghai and each of the shareholders of Jingli Shanghai to gain control over this entity. Please revise to discuss the specific agreements in place and the effect and purpose of each agreement. File these agreements as exhibits.

In response to the comment, we respectfully refer the Staff to page 38 of the Form 20-F “Contractual Arrangements with Jingli Shanghai and its Shareholders.” Those agreements were previously filed with the SEC.

Larry Spirgel

Assistant Director

March 13, 2012

Specifically, the English translations of (A) the Exclusive Technology Consulting and Service Agreement between Jieli Consulting and Jingli Shanghai, dated as of September 10, 2007 was filed as Exhibit 10.6 to the Company’s Current Report on Form 8-K filed on November 5, 2009 and incorporated by reference therein as Exhibit 10.6 to ID Arizona Corp.’s Registration Statement on Form S-4, (B) the Exclusive Call Option Agreement among Jingli Shanghai, its shareholders and Jieli Consulting, dated as of September 10, 2007 was filed as Exhibit 10.7 to the Company’s Current Report on Form 8-K filed on November 5, 2009 and incorporated by reference therein as Exhibit 10.7 to ID Arizona Corp.’s Registration Statement on Form S-4, (C) the Equity Pledge Agreement among Jingli Shanghai, its shareholders and Jieli Consulting, dated as of September 10, 2007 was filed as Exhibit 10.8 to the Company’s Current Report on Form 8-K filed on November 5, 2009 and incorporated by reference therein as Exhibit 10.8 to ID Arizona Corp.’s Registration Statement on Form S-4, (D) the Power of Attorney by the shareholders of Jieli Consulting dated as of September 10, 2007 was filed as Exhibit 10.9 to the Company’s Current Report on Form 8-K filed on November 5, 2009 and incorporated by reference therein as Exhibit 10.9 to ID Arizona Corp.’s Registration Statement on Form S-4, and (E) the Loan Agreement between the shareholders of Jingli Shanghai and Jieli Consulting, dated as of September 10, 2007 was filed as Exhibit 10.10 to the Company’s Current Report on Form 8-K filed on November 5, 2009 and incorporated by reference therein as Exhibit 10.10 to ID Arizona Corp.’s Registration Statement on Form S-4.

•

We note your statement that you may “not be able to renew these contracts with Jingli Shanghai and/or its shareholders.” Please disclose the kick-out rights of these agreements, meaning who has the right to renew or not on which dates.

In response to the comment, we respectfully advise the Staff that in accordance with the provisions of the VIE agreements, the agreements will be renewed automatically for 10 years after the expiration of the initial 10-year term, unless we notify Jingli Shanghai and/or its shareholders in writing three months in advance that we will not renew the agreements.

Supplementally, we respectfully advise the Staff that because the VIE structure was terminated in accordance with our rights under our contractual arrangements with Jingli Shanghai as of December 23, 2011, these agreements are no longer material to our continuing operations.

•

Disclose whether Ad-Icon Advertising (Shanghai) Co., Ltd. holds the proper license to operate in the advertising industry and discuss the related risks. We note your statement on page 19, under the currency risk factor, that your subsidiary in Hong Kong, “Ad-Icon Company Limited, on December 11, 2009, established Ad-Icon Advertising (Shanghai) Co. Ltd., a wholly-owned subsidiary in China, which is permitted to operate business in China.” You state that through Ad-Icon Shanghai, you can “enter into advertising contracts directly with clients.” Please disclose whether the permitting of Ad-Icon Shanghai is complete and provides this wholly owned subsidiary with the complete set of rights for an advertising business in China.

Larry Spirgel

Assistant Director

March 13, 2012

According to Administrative Regulations for Advertising Article 6, companies that engage in advertising activities must obtain from the State Administration for Industry and Commerce, (“SAIC”) or its local branches, a business license, which specifically includes operating an advertising business within its business scope. An enterprise engaging in the advertising business as specified in its business scope does not need to apply for an advertising operation license, provided that such enterprise is not a radio station, television station, newspaper or magazine publisher, or any other entity as specified in the laws or administrative regulations. Ad-Icon Shanghai obtained a business license from SAIC in December 2009; therefore, the permitting of Ad-Icon Shanghai is complete and Ad-Icon Shanghai has the complete set of rights to conduct an advertising business in China.

We rely on contractual arrangements with Jingli Shanghai and its shareholders for…, page 15

6.	Similarly, in the second sentence of this section you state that in 2010 Ad-Icon Shanghai acquired “most” of the subsidiaries of Jingli Shanghai, but as of the date of the Form 20-F Ad-Icon Shanghai has “not acquired all” remaining subsidiaries of Jingli Shanghai. Please revise to include the specific names of the acquired subsidiaries and the names of the subsidiaries that have not been acquired. Also, please explain why you have acquired some, but not all of the subsidiaries and whether you plan to acquire the remaining Jingli Shanghai subsidiaries.

In response to the comment, we will, where appropriate, replace the word “acquisition” with the phrase “transfer of equity interest,” or similar phrase, which better describes the nature of the transactions disclosed in this risk factor.

In 2010, as part of our steps to exert direct equity ownership over our acquired businesses, our contractually controlled VIE, Jingli Shanghai, transferred 100% of the equity interests in Shanghai Botang Advertising Co., Ltd., Shanghai Haiya Advertising Co., Ltd., Beijing Wanshuizhiyuan Advertising Co., Ltd., Wuxi Ruizhong Advertising Co., Ltd., and Shenyang Jingli Advertising Co., Ltd. to our indirect, wholly-owned subsidiary Ad-Icon Shanghai. Jingli Shanghai transferred 100% of the equity interests of Qingdao KaiXiang Advertising Co. to Ad-Icon Shanghai in August 2011, after the filing of the 20-F. The equity interests of the remaining Jingli Shanghai subsidiaries, (i) Wenzhou Rigao Advertising Co. Ltd, (ii) Tianjin Shengshitongda Advertising Creativity Co. Ltd., (iii) Shanghai Jincheng Advertising Co. Ltd., (iv) Shaanxi Xinshichuang Advertising Planning Co. Ltd., and (v) Changsha Jingli Advertising Co. Ltd. remained at Jingli Shanghai at the time of the termination of the VIE on December 23, 2011. Upon termination of the VIE structure with Jingli Shanghai, we had no equity ownership in or contractually control over these entities and, therefore, we do not consolidate the operating results of these entities.

Larry Spirgel

Assistant Director

March 13, 2012

7.	Revise your Risk Factor section to provide a separate risk factor discussing the agreements you have in place to assure control over Ad-Icon Advertising (Shanghai) Co., Ltd. and its subsidiaries. Include in your discussion the organizational structure you have in place regarding these entities identifying each as a WFOE, VIE or other ownership structure. File any material agreements such as equity pledge agreements and advisory fee agreements, for example, as exhibits.

In response to the comment, we respectfully advise the Staff that Ad-Icon Shanghai is our indirect wholly-owned subsidiary and Ad-Icon Shanghai holds 100% of the equity interest of all its subsidiaries. Ad-Icon Shanghai’s ownership of its subsidiaries is by direct equity control and as such there are no equity pledge agreements or other agreements among these entities regarding this organizational structure. As such we believe no additional disclosure is necessary in this risk factor.

We may be subject to, and may expend significant resources in defending against… page 18

8.	Disclose, if material, quantification of any known or potential consequences regarding your failure to “strictly abide” by the requirements regarding content and confirmation that the advertisers obtained requisite government pre-approval for the contents of the advertisement and filings with the local authorities. Please discuss any indications you may have received regarding the potential for being penalized for the past noncompliance, you reference.

In response to the comment, in future filings we will add the following disclosure to this risk factor.

Any failure to strictly abide by applicable requirements regarding content, pre-approval, or proper filings could result in financial penalties of up to RMB 30,000 and result in any earnings relating to the subject media site being confiscated by the government. In the past three years, we have not received notification from the PRC government for our failure to “strictly abide” by the requirements regarding content and confirmation that the advertisers obtained the requisite government pre-approval for the content of the advertisement and filings with the local authorities. Also, we have not received any indication that we may be potentially penalized for any previous instances of noncompliance.

Item 4. Information on the Company, page 24

History and Development, page 24

9.

Please amend your filing to discuss the origin and timing of your business and business entities falling under Ad-Icon Company Limited (HK) and Ad-Icon Advertising (Shanghai) Co., Ltd. You state that in April 2008 you acquired 100% of the equity interest in Ad-Icon Company Limited (HK). Specifically, explain whether Ad-Icon (HK) and Ad-Icon (Shanghai) were acquired as part of the Share Exchange

Larry Spirgel

Assistant Director

March 13, 2012

Agreement and Business Combination involving predecessor Ideation Acquisition Corp., ID Arizona Corp. and SearchMedia International. Please explain the consideration paid and to whom in connection with Share Exchange Agreement including both cash and stock. We note that subsequent to the period covered by this Form 20-F, you reached a settlement with several original shareholders of Shanghai Jingli Advertising Co. Ltd. and as a result repurchased or cancelled stock consideration paid to these parties under the Share Exchange Agreement. However, the origin of and consideration paid for the Ad-Icon branch of business is unclear.

In response to the comment, in future filings, we will revise the “History and Development” section to reflect the discussion below, in which we have separately addressed each of the Staff’s comments.

Discuss the origin and timing of your business and business entities falling under Ad-Icon Company Limited (HK) and Ad-Icon Advertising (HK) (Shanghai) Co., Ltd.

SearchMedia International acquired Ad-Icon Company Limited (HK) in April 2008. Ad-Icon Company Limited (HK) formed Ad-Icon Advertising (Shanghai) Co., Ltd. in December 2009 as a WFOE that can operate in the media business in China. Ad-Icon Company Limited (HK), as one of the subsidiaries of Jingli Shanghai, was acquired as part of the Share Exchange Agreement and Business Combination involving our predecessor, Ideation Acquisition Corp., ID Arizona Corp., and SearchMedia International.

As discussed in our responses to comments #5 and 6 above we began transferring the equity interests in Jingli Shanghai’s subsidiaries to Ad-Icon (Shanghai) in 2010 and completed the transfer of equity interests in the subsidiaries of Jingli Shanghai (except for disposed of subsidiaries in our response to comment #6) on December 23, 2011, at which time our prior VIE structure was terminated.

Please explain the consideration paid and to whom in connection with Share Exchange Agreement including both cash and stock.

The share exchange pursuant to the Share Exchange Agreement was with SearchMedia International and not Ad-Icon Company Limited (HK). No consideration was paid in connection with the transfer of subsidiary equity interests from Jingli Shanghai to Ad-Icon Shanghai.

We note that subsequent to the period covered by this Form 20-F, you reached a settlement with several original shareholders of Shanghai Jingli Advertising Co. Ltd. and as a result repurchased or cancelled stock consideration paid to these parties under the Share Exchange Agreement. However, the origin of and consideration paid for the Ad-Icon branch of business is unclear.

The Company respectfully advises the Staff that the settlement and cancellation of the stock owned by the original shareholders of Jingli Shanghai and the equity transfers of its subsidiaries to Ad-Icon Shanghai were separate, independent, and unrelated transactions.

Larry Spirgel

Assistant Director

March 13, 2012

10.	Additionally, in the last paragraph of this section on page 25, you list three entities that Jingli Shanghai holds 100% equity interest in namely, Tianjin Shengshitongda, Qing Kaixiang and Wenzhou Rigao. However, on page 36 three additional entities are listed under these first three. Please revise this section to explain the relationship, history and equity ownership interest or other interest you hold in Shanghai Jincheng Advertising Co., Ltd., Shaanxi Xinshichuang Advertising Planning Co., Ltd. and Changsha Lingli Advertising Co., Ltd.

The Company respectfully advises the Staff that in future filings, if appropriate, we will revise the disclosure on page 25 to include Shanghai Jincheng Advertising Co., Ltd., Shaanxi Xinshichuang Advertising Planning Co., Ltd. and Changsha Lingli Advertising Co., Ltd as 100% equity owned subsidiaries of Jingli Shanghai as well. To our knowledge, these entities ceased operations in 2008 after their businesses were transferred to Jingli Shanghai. Furthermore, the equity interests in these entities have not been and will not be transferred to us, and as a result of our terminating the VIE structure on December 23, 2011, we have no contractual rights or obligations regarding, and no business dealings with, those entities.

11.	Revise your discussion to account for the history and development of Great Talent Holdings Ltd. We note that in footnote 16 to the Organization Structure chart on page 36 that this entity is described as “inactive.”

In response to the comment, we respectfully advise the Staff that Great Talent Holdings Ltd., (“Great Talent”), a Hong Kong company, was established by SearchMedia International in early 2008. SearchMedia International originally intended to utilize this entity for tax planning purposes. In April 2008, SearchMedia International acquired Ad-Icon Company Limited (HK) and determined not to use Great Talent for tax planning purposes. As such, Great Talent has remained inactive since it was established. In future filings, the Company will include only active, material subsidiaries in its organization structure chart.

Our Business, page 26

General

12.	We note that on page 27, for example, you state that your in-elevator advertising network consists of about 150,000 poster frames. In addition, in 2010 you began managing a network of approximately 5,000 buses for bus-body advertising in Beijing. We note on page 62 you state that you had approximately 300 total employees, including 70 maintenance personnel, as of March 31, 2011. Please tell us more about how you manage and account for your advertising poster frames, illuminated and paper, transit large sticker formats, light boxes and digital poster frames including maintenance and advertisement installation processes and procedures. We note that on page 28 you disclose that you are responsible for periodic monitoring, maintenance and repair of frames.

Larry Spirgel

Assistant Director

March 13, 2012

Our in-elevator advertising network consists of about 150,000 poster frames of which we have signed concession contracts directly with media owners for approximately 30,000 frames that are under our direct management. We are responsible for installation, monitoring, maintenance, and repair of those frames. The remainder of the media assets in the network are poster frames owned by our business partners and we maintain a list of their current media assets that are available for resale. We sell both SearchMedia Holdings’ and other business partners’ in-elevator media assets as an agent. We also sell bus-body advertising in Beijing as an agent. When we sell our business partners’ media assets, our employees primary focus is on periodic monitoring while our partners remain responsible for maintenance and repair work. We also outsource the maintenance and repair work during peak seasons. As such, we believe we have adequate personnel to maintain and service our advertising networks.

Regulatory Matters, page 30

Regulation of Advertising Services, page 31

13.	Please amend your disclosure to update the list of principal regulations governing advertising businesses in China revising this and other sections as appropriate. Specifically, we note the significance of the following:

•	The catalogue for Guiding Foreign Investment in Industry (2007); and

•	The Administrative Regulations on Foreign-invested Advertising Enterprises (2008).

In response to the comment, in future filings we will revise this section to include the following.

Restrictions on Foreign Ownership in the Advertising Industry

The principal regulations governing foreign investment in the advertising industry in China include:

•	Administrative Regulations on Foreign-Invested Advertising Enterprises (2008); and

•	Notice on the Relevant Issues regarding Establishing Foreign-Invested Advertising Enterprises by Foreign Investors through Equity Acquisitions (2006)

Under the Administrative Regulations on Foreign-Invested Advertising Enterprises, there are no longer any maximum foreign shareholding percentage restrictions that were previously applicable to foreign-invested advertising enterprises. However, foreign investors are required to have at least three years of prior experience operating an advertising business outside of China as their main business before they may receive approval to directly own a 100% interest in an advertising company in China. Foreign investors with at least two years of prior experience operating an advertising business outside of China as their main business are allowed to establish a joint venture with domestic advertising enterprises to operate an advertising business in China.

Larry Spirgel

Assistant Director

March 13, 2012

Regulation of Advertising Services

The SAIC is the government agency responsible for regulating advertising activities in China. Regulations governing advertising business mainly include:

•	Advertisement Law of the People’s Republic of China (1994)

•	Administrative Regulations for Advertising (1987)

•	Implementation Rules for the Administrative Regulations for Advertising (2004)

According to the regulations listed above, companies that engage in advertising activities must obtain from the SAIC or its local branches a business license which specifically includes operating an advertising business within its business scope. An enterprise engaging in an advertising business as specified in its business scope does not need to apply for an advertising operation license, provided that such enterprise is not a radio station, television station, newspaper or magazine publisher or any other entity as specified in the laws or administrative regulations. Enterprises conducting advertising activities without such a license may be subject to penalties, including fines, confiscation of advertising income and orders to cease advertising operations. The business license of an advertising company is valid for the duration of its existence, unless the license is suspended or revoked due to a violation of any relevant law or regulation.

The PRC advertising laws and regulations set forth certain content requirements for advertisements in China including, among other things, prohibitions on false or misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Advertisers, advertising operators and advertising publishers are required by PRC advertising laws and regulations to ensure that the content of the advertisements they prepare or distribute is true and in full compliance with the applicable law. Violations of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, the SAIC or its local branches may revoke the violators’ licenses or permits for their advertising business operations.

Supplementally, we respectfully advise the Staff that under the Catalogue for Guiding Foreign Investment in Industry (2007), advertising is classified as a “permitted” business area for foreign investment, as opposed to its prior classification as “restricted.” As such, we do not consider the Catalogue a principal regulation for advertising in China and we have not provided disclosure regarding this regulation.

Larry Spirgel

Assistant Director

March 13, 2012

Organizational Structure, page 35

14.	Please revise your organizational structure chart on page 36 to reflect the specific contract, pledges, loans or agreements in place between various entities. A footnote may be appropriate. Additionally, revise your footnotes to indicate whether each entity is a WFOE, VIE or other contractually obligated subsidiary.

In response to the comment, we respectfully advise the Staff that we terminated our VIE structure on December 23, 2011. As such, in future filings references to the VIE structure will be eliminated from the organizational structure chart. Our organizational structure chart as of the date of this letter is included as Annex A.

15.	Expand footnote (2) disclosing the purpose, business operations and status of Jieli Network Technology Development (Shanghai) Co., Ltd.

In response to the comment, we respectfully advise the Staff that SearchMedia International’s wholly-owned WFOE, Jieli Consulting has a registered capital of only $6 million. When SearchMedia International decided to increase its direct investment in the PRC, it determined that Jieli Consulting was not the proper entity through which to pursue its business strategy given its business scope as a consulting company and limited registered capital. Therefore, SearchMedia International formed another wholly-owned WFOE, Jieli Network Technology Development (Shanghai) with a higher registered capital. In future filings, we will include the revised footnote disclosure below.

(2) Jieli Network Technology Development (Shanghai) Co., Ltd, or Jieli Network, a Chinese limited liability company, 100% owned by SearchMedia International, for the purpose of facilitating foreign capital investment into the PRC.

Agreements that Transfer Economic Benefit to Jieli Consulting, page 39

16.	Page 40 contains several bullet points indicating business and assets of several entities were transferred from Jingli Shanghai into newly incorporated Chinese companies. Please revise each bullet point as applicable to include the date the respective business and related assets were transferred to the newly incorporated entity.

In response to the comment, in future filings, we will include the revised disclosure below. The underlined disclosure identifies the revised language.

•	In January 2008, Jingli Shanghai acquired 100% of the equity interest in Shaanxi Xinshichuang Advertising Planning Co., Ltd., a Chinese company primarily engaged in the elevator advertising business;

Larry Spirgel

Assistant Director

March 13, 2012

•

In January 2008, Jingli Shanghai acquired 100% of the equity interest in Qingdao Kaixiang Advertising Co., Ltd., a Chinese company primarily engaged in the outdoor billboard advertising business; in August 2011, Jingli Shanghai transferred such business and related assets to Ad-Icon Shanghai, a WFOE incorporated in December 2009 and wholly-owned subsidiary of Ad-Icon Hong Kong.

•	In January 2008, Jingli Shanghai acquired 100% of the equity interest in Shanghai Jincheng Advertising Co., Ltd., a Chinese company operating advertisings in cafeterias of office buildings;

•

In January 2008, Jingli Shanghai acquired 100% of the equity interest in Beijing Wanshuizhiyuan Advertising Co., Ltd., a Chinese company primarily engaged in the outdoor billboard advertising business. In July 2010, Jingli Shanghai transferred such business and related assets to Ad-Icon Shanghai;

•

In January 2008, Jingli Shanghai acquired 100% of the advertising business of Shenyang Xicheng Advertising Co., Ltd., a Chinese company primarily engaged in the outdoor billboard advertising business. Jingli Shanghai subsequently transferred such business and related assets into Shenyang Jingli Advertising Co., Ltd., a Chinese company and wholly-owned subsidiary of Jingli Shanghai. In August 2010, Jingli Shanghai transferred such business and related assets to Ad-Icon Shanghai;

•

In February 2008, Jingli Shanghai acquired 100% of the equity interest in Shanghai Haiya Advertising Co., Ltd., a Chinese company operating in the rapid transit advertising business. In June 2010, Jingli Shanghai transferred such business and related assets to Ad-Icon Shanghai;

•

In April 2008, Jingli Shanghai acquired 100% of the advertising business of Beijing Youluo Advertising Co., Ltd., a Chinese company primarily engaged in the outdoor billboard advertising business. Jingli Shanghai subsequently transferred such business and related assets into Shanghai Botang Advertising Co., Ltd., a newly incorporated Chinese company. In June 2010, Jingli Shanghai transferred such business and related assets to Ad-Icon Shanghai;

•	In April 2008, Jingli Shanghai acquired 100% of the equity interest in Tianjin Shengshitongda Advertising Creativity Co., Ltd., a Chinese company operating in the elevator advertising business;

•	In April 2008, SearchMedia International acquired 100% of the equity interest in Ad-Icon Company Limited, a Hong Kong company operating in the outdoor billboard advertising business;

Larry Spirgel

Assistant Director

March 13, 2012

•	In July 2008, Jingli Shanghai acquired 100% of the equity interest in Changsha Jingli Advertising Co., Ltd., a Chinese company operating in the elevator advertising business;

•	In July 2008, Jingli Shanghai acquired 100% of the equity interest in Wenzhou Rigao Advertising Co., Ltd., a Chinese company operating in the elevator advertising business;

•

In July 2008, Jingli Shanghai acquired 100% of the equity interest in Wuxi Ruizhong Advertising Co., Ltd., a Chinese company operating in the elevator advertising business. In June 2010, Jingli Shanghai transferred such business and related assets to Ad-Icon Shanghai; and

•	In May 2010, Ad-Icon Shanghai acquired 100% of the equity interest in Zhejiang Continental Advertising Co., Ltd., a Chinese company primarily engaged in the outdoor billboard advertising business.

Liquidity and Capital Resources, page 54

17.	We note your response to comment 11 from our letter dated December 23, 2011. Please amend your table to include two columns, one indicating the amount of contingent consideration paid up to December 31, 2010 in cash and the second representing consideration paid in stock. Revise your disclosure to include this table here and in your Financial Statements as appropriate.

In response to the comment, we respectfully advise the Staff that all contingent consideration paid through December 31, 2010 was paid in cash. No stock payments were made through December 31, 2010. In future filings, we will include the following revised table, which provides aggregate totals of contingent consideration paid in cash up to December 31, 2010 and contingent consideration payable in cash and stock as of December 31, 2010. We have eliminated references to specific acquisitions as we believe such information would be of no relevance to investors and would impair the Company’s ability to negotiate both current and future contingent consideration payments, specifically with respect to the division between cash and stock payments.

	Total contingent consideration and paid up to December 31, 2010		Consideration payable as of December 31, 2010
	Contingent consideration	Consideration paid in cash	Consideration payable	Payable in cash	Payable in stock
Total	$122,535	$83,340	$39,195	$16,969	$22,226

Larry Spirgel

Assistant Director

March 13, 2012

18.	Revise your disclosure to state whether the earn-out agreements with the 12 different entities are each in writing.

In response to the comment, we respectfully advise the Staff that all earn-out agreements are in writing. In future filings, we will revise the disclosures on pages 54 and 55 of the current Form 20-F substantially as follows:

We are obligated to pay earn-out payments over the following one to two years in connection with our acquisitions of a number of advertising businesses. The amount of earn-out consideration typically depends, among other factors, on the annual audited net income (or other agreed upon financial metric)   ~~financial results~~ of an acquired entity in a two-year post-closing period starting from the date of acquisition based on mutual written agreement by us and the ex-owners of the subsidiaries. The range of multiples for each of the post-closing periods is from 2.2X to 3.5X. During the second and third quarters of 2010, we amended the earn-out agreements in writing with seven of our subsidiaries. The amended earn-out agreements provide for the extension of the time period by one to more than two years for required cash and stock payments. As a result of the aforementioned amendments and previous payments, we estimate the remaining earn-out payable is approximately $39.2 million as of December 31, 2010. Of such amount payable, approximately $29.0 million is payable in either cash or stock within the next twelve months and $10.2 million is payable in stock after the next twelve months. For the $29.0 million earn-out payable within twelve months, $17.0 million is payable in cash with the possibility of getting an extension of the payment time from ex-shareholders. The remaining $12.0 million is payable in stock. Because we accrued for all contingent consideration at December 31, 2010, no additional contingent earn-out consideration was incurred during 2011.

19.	Amend your disclosure to discuss the range of multiples used to determine contingent consideration payments and the underlying metric applied to the multiple, for example, net income.

In response to the comment, we respectfully refer the Staff to the revised disclosure provided in response to comment #18 above.

20.	Please tell us more about the remaining contingent consideration payments associated with your 2008 acquisitions. Specifically, explain which parties or individuals continue to receive these payments and whether there were any changes in recipients as a result of your litigation against the former management, board and shareholders of SearchMedia International. Disclose whether any of the parties to that continuing matter received or will receive cash or stock contingent consideration payments identifying the individual and acquisition entity together.

In response to the comment, we respectfully advise the Staff that when our predecessor Ideation Acquisition Corp. (also known as “ID Arizona Corp.”) merged with SearchMedia International, it assumed all of SearchMedia International’s assets and liabilities including the purchase consideration amount payable from the 2008 acquisitions. Approximately $62,858 of the

Larry Spirgel

Assistant Director

March 13, 2012

consideration was paid during 2009 and the remaining amounts payable is due to the ex-owners of the acquired entities and not due to the former management, board of directors, or shareholders of SearchMedia International. The litigation to which the Staff refers will not change the recipients of the consideration remaining payable.

Related Party Transactions, page 64

Transactions with SearchMedia International’s Shareholders, Senior Management…, page 64

21.	We note your response to comment 13 from our letter dated December 23, 2011. Please tell us more about the business and operations of Shanghai Botang. We note that you paid over $32 million in contingent consideration from the acquisition date of April 2008 through December 31, 2010, or the second highest earn-out amount after Zhejiang Continental. We also note that you recognized significant goodwill impairment on the value of this entity. Please explain.

In response to the comment, we respectfully advise the Staff that Shanghai Botang is one of the largest out-of-home advertising agents in China. Shanghai Botang provides services to its clients in the designing of their media plan and the sourcing and purchasing of their advertising media in public places, such as billboards, in-elevator displays, street furniture, and transit area displays. Shanghai Botang operates a network of approximately 1,000 high-impact billboards in all major cities, including Beijing, Qingdao, Shanghai, Shenyang, Hangzhou, Shenzhen, Guangzhou, Chongqing, and Chengdu.

The acquisition of Shanghai Botang occurred in the first quarter of 2008 and the purchase consideration was based on a pre-determined multiple of 3.5X and 2.6X of its net income for the first and second year after the acquisition, respectively. We accounted for the acquisition under FAS 141 and we record goodwill when the contingent consideration is realized. In 2010, we recognized significant goodwill impairment on the value of Shanghai Botang. This impairment resulted from a change in the discount rate applied in our valuation model during our impairment test to 21.5%, which we believe is a prudent assumption based on the risk associated with the advertising industry at the time of the impairment test. Additionally, the savings due to the synergy of consolidating and integrating multiple acquired businesses was lower than what was expected at the time of the acquisition.

22.	Revise your disclosure to discuss the individuals or entities from whom you purchased Zhejiang Continental in June 2010. We note that this purchase date was after the date of the Share Exchange Agreement in October 2009. Additionally, please revise your disclosure, where appropriate, to explain the purpose for this acquisition including how it fits within your three categories of business and overall operations.

Larry Spirgel

Assistant Director

March 13, 2012

In response to the comment, we respectfully advise the Staff that we acquired Zhejiang Continental from Mr. Li Xiaoying, an independent third party, and therefore no “Related Party Transaction” disclosure has been provided regarding this acquisition. In future filings, we will revise the “History and Development” section of the Form 20-F to include the following disclosure regarding Zhejiang Continental.

In April 2008, SearchMedia International acquired 100% of the equity interest in Ad-Icon, a Hong Kong company operating an outdoor billboard advertising business. Ad-Icon, as a Hong Kong investor, is eligible to invest in the advertising industry in China without restriction, and in late 2009, Ad-Icon formed a wholly-owned company Ad-Icon Shanghai in China. In 2010, Ad-Icon Shanghai acquired 100% of the equity interests in Shanghai Botang, Shanghai Haiya, Beijing Wanshuizhiyuan, Wuxi Ruizhong and Shenyang Jingli. In 2010, Ad-Icon Shanghai acquired 100% of the equity interests in Zhejiang Continental, which enhances the attractiveness of our outdoor media portfolio specifically in Zhejiang province and gives us greater ability to pursue additional concession opportunities within an attractive market.

23.	Please tell us more about the “advances” made by SearchMedia International in 2010 to the senior management personnel of certain companies acquired by Shanghai Jingli including the purpose of these advances and whether they have been repaid or services rendered. Tell us whether you continue to make similar advances.

In response to the comment, we respectfully advise the Staff that the disclosure on the top of page 65 of the Form 20-F represents the advances made by SearchMedia and its subsidiaries, or the Group, to the former owners of certain companies acquired by Shanghai Jingli for operating purposes (e.g. settlement of suppliers’ invoices, business trips, etc). The advances are secured by the contingent purchase price payable to the previous owners of the acquired companies. The advances were subsequently charged to the income statement as expenses upon receipt of the former owners’ reimbursement reports. We have not made any material advances during 2011, however we have made some non-material advances in 2011 relating to travel and business expenses.

4. Acquisitions, page F-18

I. 2010 acquisitions, page F-18

24.	We note your response to comment nine and ten from our letter dated December 23, 2011. Addressing ASC 805-30-25-5 to 25-7 tell us:

a.	how you determined the fair value of the contingent consideration. Refer to ASC 820-10-30-1 to 30-6.

Larry Spirgel

Assistant Director

March 13, 2012

b.	whether you have classified your obligation to pay contingent consideration as a liability or equity. In this regard we note that some of the contingent consideration is payable in shares.

In response to the comment, we respectfully advise the Staff as follows.

a) In accordance with ASC 820-10-30, the fair value of our contingent consideration is based on the forecasted operating results of the acquired company multiplied by the predetermined earn-out formula. The forecasted operating results are agreed to by the ex-shareholders of the acquired company and such forecasted operating results are reviewed by an independent valuator in the goodwill impairment test.

b) We have classified our obligation to pay contingent consideration as a liability. In accordance with ASC 805-30-25, we will reclassify the amount to equity when the shares are issued.

25.	It appears to us that the pre-determined formula used to calculate the contingent consideration in the acquisition of Xhejiang Continental provides relevant information to the investor. Therefore please revise this note to disclose the formula.

In response to the comment, the Company respectfully advises the Staff of its view that the specific multiple the Company applies to a financial metric of an acquisition target meets the standard for privileged and confidential information. Information is privileged and confidential if it is not the kind of information usually released to the public and would cause substantial competitive harm to the person from whom it was obtained if it were released. Under this test, it is not required that actual competitive harm be shown; it is only necessary to show actual competition and a likelihood of substantial competitive harm.

The Company faces vigorous competition for acquisitions in its market segment. The Company believes that disclosure of the requested information would be of no relevance to investors, but would cause the Company substantial competitive harm by providing detailed acquisition pricing information to competitors and potential parties to similar contracts with the Company. Such disclosure would hinder the Company’s ability to enter into other acquisition agreements on commercially advantageous terms and thereby harm the Company’s stockholders.

The pricing multiples the Company is being asked to disclose were heavily negotiated in confidence, in a highly competitive and acquisitive market. Disclosure of such information would enable potential acquisition targets to negotiate based on terms to which the Company agreed in a different context and which would not otherwise be made known to acquisition targets. Because the Company has already consented to certain terms in past agreements, third parties would likely presume that the terms are acceptable to the Company and can be expected to use such terms as the starting point of discussions. Accordingly, the reported information would set a precedent that could force the Company to accept contract terms that are substantially less favorable than it might otherwise be able to negotiate were third parties not armed with such information. This would substantially harm the Company’s acquisition strategy and long- and short-term financial position. This, in turn, would severely hamper the Company’s ability to maximize appropriate economic returns for its stockholders.

Larry Spirgel

Assistant Director

March 13, 2012

Furthermore, competitors with access to the reported information would gain valuable insight into the Company’s acquisition strategies and pricing policies. Such information would assist those competitors in tailoring their strategies to better compete with the Company for acquisition targets, thus providing such competitors with an unfair competitive advantage. The Company’s relationships with its former owners, and in many cases, current employees may become strained, resulting in competitive injury to the Company, upon discovery by such former owners that another acquisition target has successfully negotiated with the Company more favorable provision than it did in particular respects.

II. 2008 Acquisitions, page F-19

26.	We note your response to comment 13 from our letter dated December 23, 2011. It does not appear to us that the contingent considerations paid in connection with these acquisitions are under the scope of Staff Position No. FSP FAS 141(R)-1 since they are not pre-acquisition contingencies.

In response to the comment, we respectfully advise the Staff of the revised response to comment 13 from the letter dated December 23, 2011.

The acquisitions in 2008 were based on a pre-determined multiple of net income for the first two years after the acquisition. We accounted for the acquisition under FAS 141 and record goodwill when the contingent consideration is realized. At December 31, 2009 and 2010, the date we performed our annual goodwill impairment test, we recognized significant goodwill impairment on the value of the acquired companies. The impairment resulted from a change in the discount rate applied in our valuation model during our impairment test to 21.5%, which we believe is a prudent assumption based on the risk associated with the advertising industry at the time of the impairment test. Additionally, the savings due to the synergy of consolidating and integrating multiple acquired businesses is lower than what we expected. As such, the Group recognized contingent consideration in 2010 and then immediately recognized goodwill impairment when the implied fair value of the goodwill was lower than the carrying value.

27.	We note your response to comments 11 and 13 from our letter dated December 23, 2011. We note that based on the Group’s audited operating results through December 31, 2009 and the amended acquisition agreements during December 31, 2010 you recorded additional consideration payable, which resulted in additional goodwill in 2010. Tell us whether the earn-out provisions for each of the 2008 acquisitions were met. If you recorded the contingent consideration when the contingency was resolved, it would appear to us that the operating results of the entities acquired were favorable. Therefore it is unclear to us why you recorded goodwill impairments in the same period.

In response to the comment, we respectfully advise the Staff that we accounted for the 2008 acquisition under FAS 141 and thus did not make any provisions for the earn-out. The operating results of certain entities acquired were less favorable that the original forecasted operating results, which resulted in additional goodwill impairment. The Company respectfully refers the Staff to our response to comment #26 above for additional discussion of the goodwill impairment.

Larry Spirgel

Assistant Director

March 13, 2012

28.	Disclose the details of the contingent consideration including the pre-determined earn-out formulas for each of the 2008 acquisitions during the earn-out period.

In response to the comment, the Company respectfully advises the Staff of its view that the details of the contingent consideration including the predetermined earn-out formulas are privileged and confidential under long-standing standards regarding such information. We respectfully direct the Staff to our response above to comment #25.

29.	We note your response to comments 11, 12 and 13 from our letter dated December 23, 2011. It is unclear whether the contingent consideration arrangements represent compensation to the ex-owners instead than purchase price. Addressing ASC 805-10-55-25 tell us how you concluded that the contingent consideration arrangements are not compensatory arrangements that should be accounted for separate from the consideration exchange in the acquisitions.

In response to the comment, we respectfully advise the Staff that the contingent consideration arrangements do not represent compensation to the former owners of the acquired entities. ASC 805-10-55-25 provides guidance on determining whether contingent payments to employees or former shareholders of the acquiree represent contingent consideration transferred for the acquiree on compensation paid for future services. We considered the fact that the former owners are not the only key persons in the operation. For each acquired subsidiary, we have employed local management to administer the daily operations. Furthermore, our employment agreements with the former owners includes market rate compensation that is separate from the contingent consideration arrangements. Therefore, we concluded that the contingent consideration arrangements are not compensatory arrangements that should be accounted for separate from the consideration exchange in the acquisitions.

30.	We note your response to comment 12 from our letter dated December 23, 2011. Please clarify the meaning of “ex-owners” disclosing whether you are referring to the former owners and management party to the 2009 Share Exchange Agreement, or nominal shareholders used in your variable interest entity corporate structure. Revise your disclosure here and where appropriate.

In response to the comment, we respectfully advise the Staff that the term “ex-owners” in that response is referring to former owners and management who are party to the Share Exchange Agreement. In future filings, we will revise our disclosure where as appropriate to clarify our meaning.

31.

We note that during the second and third quarters of 2010, you amended the earn-out agreements with Kaixiang, Wanshuizhiyuan, Haiya, Botang, Wenzhou Rigao, Wuxi Ruiuzhong and Shenyang Jingli. We note that the amended earn-out

Larry Spirgel

Assistant Director

March 13, 2012

agreements provided for the extension of the employment agreements for certain key members of management of these subsidiaries. Tell us the key members of management and the subsidiaries to which they are related. Tell us how you considered the extension of the employment agreements in determining whether these agreements are additional compensation to those members of management.

The Company respectfully advises the Staff that we have signed employment agreements with the ex-owners of the entities referenced in comment #31. We considered the employment agreements as market rate compensation, which is separate from the contingent consideration arrangement. This is based on the same rationale disclosed in our response to comment #29 above.

32.	For each of the 2008 acquisitions, tell us whether you originally consolidated these entities under contractual arrangements using a VIE structure. Tell us whether the equity holders of the operating companies were the same before and after the establishment of the contractual relationship using the VIE structure. Tell us whether the owners of the operating companies became or continued to be employees of the operating companies. Tell us whether and how the loans extended to the equity shareholders of the VIEs were repaid upon your acquisition of the equity interests of the operating companies.

In response to the comment, we respectfully advise the Staff as follows:

For each of the 2008 acquisitions, tell us whether you originally consolidated these entities under contractual arrangements using a VIE structure.

The 2008 acquisitions were direct 100% equity purchases completed through Jingli Shanghai, which was our VIE. As such, Jingli Shanghai consolidated all of the 2008 acquisitions via equity interests and we consolidated the results of Jingli Shanghai under the contractual arrangements using the VIE structure.

Tell us whether the equity holders of the operating companies were the same before and after the establishment of the contractual relationship using the VIE structure.

Yes, we confirm that the equity holders of the operating companies were the same before and after the establishment of the contractual relationship using the VIE structure.

Tell us whether the owners of the operating companies became or continued to be employees of the operating companies.

Following the 2008 acquisitions, most of the former owners of the acquired entities (approximately 52%) continued as employees of the operating company.

Larry Spirgel

Assistant Director

March 13, 2012

Tell us whether and how the loans extended to the equity shareholders of the VIEs were repaid upon your acquisition of the equity interests of the operating companies.

The loans extended to the equity shareholders of the VIE is a mechanism used as part of the VIE arrangements so that the equity shareholders could pledge all of the assets and benefits of the acquired operating companies to the holding company. These loans were settled upon termination of the VIE structure together with the assets pledge agreement on December 23, 2011.

33.	Tell us in detail the reasons why the terms of your acquisition agreements included a very low initial cash payments and significant amounts of contingent considerations. Tell us who initiated the arrangements. Refer to ASC 805-10-55-24.

This structure is fairly common for acquisitions in the media industry in China, and the same structure has been used by other companies in our industry in acquiring media assets as early as 2007. By putting up a small amount of cash as a deposit, the acquirer can leverage its cash on hand. The significant contingent consideration is used to incentivize the acquired company to perform, based on a mutual agreement between the parties.

Form 6-K Filed January 26, 2012

34.	Please tell us more about the parties referred to in this filing as the “Nan Fung Entities” including what entities and individual control these entities. Also, please explain what ownership or other role these entities or individuals had in your corporate history with attention to the 2009 Share Exchange Agreement.

The Nan Fung entities are Sun Hing Associates Ltd. (“SHA”) and Vervain Equity Investment Limited (“VEI”), which are affiliates of the Nan Fung Group, a privately held group of companies principally engaged in the business of property development, property investment, construction, property management, investment, and financing. SHA and VEI were the Nan Fung parties who were parties to the Share Exchange Agreement. To our best knowledge Nan Fung Group and its shareholders are independent third parties, except for its investment in our company via SHA and VEI.

Form 6-K Filed February 8, 2012

35.	We note your recent termination of your VIE structure and direct equity control going forward. Please tell us more about whether your WFOE has applied for the proper advertising license as a result of this change in corporate structure. Additionally, please tell us about any steps you have taken to address the role of the nominal shareholders of the VIEs, movement of client accounts and other impact on your business operations or corporate structure as a result of this change.

Ad-Icon Shanghai, a wholly-owned subsidiary of Ad-Icon Hong Kong, incorporated in China, obtained from the SAIC a business license, which specifically includes operating an advertising

Larry Spirgel

Assistant Director

March 13, 2012

business within its business scope. The two nominal shareholders of the VIEs have no involvement in our business operations. Termination of VIE structure does not involve movement of client accounts, nor has significant impact on our business operations or corporate structure. In the past two years, the two nominal shareholders of the VIEs have never participated in our business operations and only one of them served as director of the Company. The nominal shareholder resigned as a director in January 2012.

Larry Spirgel

Assistant Director

March 13, 2012

*        *        *

In connection with responding to the Commission’s comments, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the responses provided above fully address the staff’s comments. If you have any questions, please contact me at your convenience at wchow@searchmediaholdings.com or 86-21-6227-8018.

Sincerely,

SearchMedia Holdings Limited

/s/ Wilfred Chow

Wilfred Chow

Chief Financial Officer

cc:	United States Securities and Exchange Commission

  Ivette Leon, Assistant Chief Accountant

United States Securities and Exchange Commission

  Carlos Pacho, Senior Assistant Chief Accountant

United States Securities and Exchange Commission

  Kate Beukenkamp, Attorney Advisor

United States Securities and Exchange Commission

  Celeste M. Murphy, Legal Branch Chief

SearchMedia Holdings Limited

  Joshua Weingard, Corporate Counsel

Annex A

(1)	Ad-Icon Company Limited, or Ad-Icon, a company incorporated under the laws of Hong Kong, 100% owned by SearchMedia International.
(2)	Ad-Icon Advertising (Shanghai) Co., Ltd., or Ad-Icon Shanghai, a Chinese limited liability company, 100% owned by Ad-Icon.
(3)	Jieli Investment Management Consulting (Shanghai) Co., Ltd., or Jieli Consulting, a Chinese limited liability company, 100% owned by SearchMedia International.
(4)	Jieli Network Technology Development (Shanghai) Co., Ltd, or Jieli Network, a Chinese limited liability company, 100% owned by SearchMedia International, for the purpose of facilitating foreign capital investment into the PRC.
(5)	Shanghai Botang Advertising Co., Ltd, or Shanghai Botang, a Chinese limited liability company, 100% owned by Ad-Icon Shanghai.
(6)	Qingdao Kaixiang Advertising Co., Ltd., or Qingdao Kaixiang, a Chinese limited liability company, 100% owned by Ad-Icon Shanghai.
(7)	Beijing Wanshuizhiyuan Advertising Co., Ltd, or Beijing Wanshuizhiyuan, a Chinese limited liability company, 100% owned by Ad-Icon Shanghai.
(8)	Wuxi Ruizhong Advertising Co., Ltd., or Wuxi Ruizhong, a Chinese limited liability company, 100% owned by Ad-Icon Shanghai.
(9)	Shenyang Jingli Advertising Co., Ltd., or Shenyang Jingli, a Chinese limited liability company, 100% owned by Ad-Icon Shanghai.
(10)	Zhejiang Continental Advertising Co, Ltd., or Zhejiang Continental, a Chinese limited liability company, 100% owned by Ad-Icon Shanghai.